United States securities and exchange commission logo





                              August 8, 2023

       Harry Simeonidis
       Chief Executive Officer
       Intelligent Bio Solutions Inc.
       142 West 57th Street, 11th Floor
       New York, New York 10019

                                                        Re: Intelligent Bio
Solutions Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 27, 2023
                                                            File No. 333-273219

       Dear Harry Simeonidis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       The Offering, page 10

   1. We note that you are registering for a primary offering of a significant amount of shares of your common stock, more
than the amount currently outstanding, including common
                                                        stock that is part of
the Class A Units and that is underlying the Series E Convertible
                                                        Preferred Stock (with
respect to the Class B Units), the warrants included in the Class A and Class B Units and
the Representative's Warrants. Please revise to include risk factor disclosure describing
the impact of sales in connection with this offering, including the risk and impact of
potential stock price volatility and potential sales of a substantial portion of your shares.
 Harry Simeonidis
FirstName    LastNameHarry
Intelligent Bio  Solutions Inc.Simeonidis
Comapany
August       NameIntelligent Bio Solutions Inc.
         8, 2023
August
Page  2 8, 2023 Page 2
FirstName LastName
Risk Factors
There are material limitations with making preliminary estimates of our financial results for the period ended June 30, 2023..., page 36

2. We refer to your statement that your "actual financial results for the period ended June 30,
         2023, may differ materially from the preliminary financial estimates [you] have provided"
         and that investors "should not to place undue reliance on the preliminary estimates." If you choose to disclose preliminary estimates, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary estimates. Further, it is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Accordingly, please delete these statements or revise to specifically state that you take liability for these statements.
       Please contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Ralph V. De Martino